Exhibit 4.25

Temple Global Asset Management LLC

322 West 72nd Street

New York,

New York 10023

Dear Mr. Gross:

Snow Lake Resources Ltd. (the “Company”) is pleased to engage Temple Global Asset Management LLC (the “Consultant”) on new and enhanced terms and conditions, to provide Services, as defined herein, to the Company commencing on November 1, 2021. This Letter shall serve to confirm the new and enhanced terms and conditions upon which the Consultant agrees to provide such Services.

1.	Term: The Consultant’s engagement by the Company pursuant to this Agreement shall commence on November 1, 2021, and continue until terminated in accordance with the provisions herein.

2.	Reporting: As a consultant providing the duties of Chief Executive Officer, the Consultant will report directly to the Company’s Board of Directors (the “Board”), will keep the Board informed at all times regarding proposed investments or transactions, and will comply with all reasonable instructions as may be given to the Consultant by the Board.

3.	Services: Subject always to the overriding direction and control of the Company, the Consultant shall well and faithfully fulfill and perform all duties, tasks and deliverables as requested by the Company and the Board, including, but not limited to, the following:

(a)	to lead, in conjunction with the Board, the development of the Company’s strategy;

(b)	to lead and oversee the implementation of the Company’s long and short-term plans in accordance with its strategy;

(c)	to ensure the Company is appropriately organized and staffed and to have the authority to hire and terminate staff (other than executives) as necessary to enable it to achieve the approved strategy;

(d)	to ensure that expenditures of the Company are within the authorized annual budget of the Company;

(e)	to assess the principal risks of the Company and to ensure that these risks are being monitored and managed;

(f)	to ensure effective internal controls and management information systems are in place;

(g)	to ensure that the Company has appropriate systems to enable it to conduct its activities both lawfully and ethically;

(h)	to ensure that the Company maintains high standards of corporate citizenship and social responsibility wherever it does business;

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

(i)	to act as a liaison between management and the Board;

(j)	to communicate effectively with shareholders, employees, Government authorities, other stakeholders and the public;

(k)	to keep abreast of all material undertakings and activities of the Company and all material external factors affecting the Company and to ensure that processes and systems are in place to ensure that management of the Company are adequately informed;

(l)	to ensure that the Directors are properly informed, and that sufficient information is provided to the Board to enable the Directors to form appropriate judgments;

(m)	to ensure the integrity of all public disclosure by the Company;

(n)	in concert with the Chairman of the Board, to develop Board agendas;

(o)	to request that special meetings of the Board be called when appropriate;

(p)	in concert with the Chairman of the Board, to determine the date, time and location of the annual meeting of shareholders and to develop the agenda for the meeting;

(q)	to sit on committees of the Board where appropriate as determined by the Board; and

(r)	to abide by specific internally established control systems and authorities, to lead by personal example and encourage all employees to conduct their activities in accordance with all applicable laws and the Company’s standards and policies (collectively, the “Services”).

4.	Laws, Rules and Regulations: During the term of this Agreement, the Consultant shall:

(a)	not carry on or undertake any activity that would be inconsistent or conflict with their responsibilities under this Agreement;

(b)	abide by all of the rules, policies, practices of the Company;

(c)	adhere strictly to all reasonable instructions, directions, written rules, written regulations, written policies and practices given, made or established from time to time by the Company, including the Travel and Expenses Policy referred to herein;

(d)	comply strictly with all applicable laws, regulations, bylaws and rules of all applicable governmental and regulatory authorities;

(e)	keep current and valid all registrations and licenses as may be required from time to time by any governmental or other regulatory authorities, notifying the Company of any change to the status thereof; and

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

(f)	be responsible for purchasing and maintaining all necessary insurance in respect of the Consultant’s tools and equipment and any other items owned, rented or leased by the Consultant and used in the course of performing the Services. The Consultant further agrees to purchase and maintain all necessary insurance related to the Services to be performed. The Consultant shall provide the Company with copies of records confirming such insurance upon request and shall immediately notify the Company of any disqualifications, conditions, suspensions and/or inquiries with respect to any such insurance coverage.

5.	Time and Attention: The Consultant shall render the Services in accordance with the highest professional standards and shall devote the appropriate time and attention necessary to do so. While the Services provided by the Consultant hereunder are not and shall not be deemed exclusive to the Company, it is understood that the Company shall receive the Consultant’s primary resources and attention. Accordingly, the Consultant shall be free to render similar Services to others and engage in all such activities as the Consultant deems appropriate, provided that the Consultant’s performance hereunder is not impaired by such other activities; the Contactor is not in violation of this Agreement; the Consultant is reasonably available to provide such Services at the necessary times; and the Company’s board of directors has approved any such activities.

6.	Service Fees: The Consultant shall provide the Company with an Invoice for the Services rendered on a monthly basis within seven (7) days of the end of each month, detailing the Services rendered therein. For the Consultant’s Services rendered hereunder, the Company agrees to pay the Consultant, a service fee of twenty-five thousand dollars ($25,000.00) USD per month of service, exclusive of H.S.T. / G.S.T. (should any be chargeable on the Services), which is to be paid, in advance, on the first of the month in which the Services are to be provided.

7.	Further remuneration:

a)	50,000 Restricted Share Units (“performance Shares”) to be awarded on completion of a preliminary economic assessment of Thompson Brothers Lithium property.

b)	70,000 Restricted Share Units to be awarded upon the later of i) increasing the Thompson Brothers Lithium resource to above 11Mt lithium at or above 1% Li20 and at or above a cut off grade of 0.3% Li20, ii) January 1, 2022.

c)	120,000 Restricted Share Units to be awarded upon successful IPO.

8.	Payment to Consultant: Payments made to the Consultant hereunder shall be made without deduction at source by the Company for the purpose of withholding income tax, employment insurance payments or Canada Pension Plan contributions or remittance of a similar nature. It will be the sole responsibility of the Consultant to remit any payments required by statute.

9.	Share Options: Subject to section 16 of this Agreement, it is understood that this Agreement shall not impact, amend or circumscribe any share options or agreements that the Consultant may have previously entered into with the Company.

10.	Indemnification Regarding Employee Status: The Consultant undertakes and agrees to defend and indemnify the Company and hold the Company harmless, at the Consultant’s sole expense, from and against all claims, demands, suits, losses, costs, damages and expenses that the Company may incur by reason of any liability on the part of the Company under the Income Tax Act (Canada), the Employment Insurance Act (Canada) the Excise Act or any other statute, to make contributions, withhold or remit any monies or make any deductions from payments, or to pay any related interest or penalties, by virtue of the Consultant or Philip Gross being considered to be an employee of the Company.

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

11.	Mutual Indemnity: Each party (the “Indemnifying Party”) agrees that it will indemnify and hold harmless the other, including any directors, officers, employees and agents (collectively, the “Indemnified Party”), at their sole expense from any and all claims, demands, actions, suits, losses, costs, charges, expenses, damages and liabilities whatsoever which the Indemnified Party may sustain, suffer or incur by reason of, or in connection with: a) the Indemnifying Party’s performance of, or failure to perform, their obligations set out herein; b) the Indemnifying Party acting outside the scope of this Agreement; or c) or as a result of misconduct, negligence or fraud of the Indemnifying Party.

12.	Travel and Expenses Policy: The Consultant may be entitled to reimbursement for certain costs in accordance with the Company’s Travel and Expenses Policy.

13.	Confidential Information: The Consultant specifically agrees and acknowledges that as a result of and during this Agreement, the Consultant shall, or may, be making use of, acquiring or adding information about certain matters and things which are the Company’s trade secrets and/or confidential and proprietary information, which includes without limitation: customer/client lists, including existing and potential customer/client information; customer/client preferences; customer/client and consumer data; product information, and any future or planned products or services; policies; product designs, developments and discoveries, third party database information; projections; sales and marketing information, including reports, strategies, techniques, plans, contracts, contacts, sales volume, profitability information, credit histories; inventions, improvements, data, reports and manuals; pending projects and proposals; research and development strategies, confidential personnel information, and pay administration information; Company strategies, and projections and future plans; any confidential technique, process, formula, development, experimental work, idea, secret, trade secret, know-how or other confidential matter related to the Company, the Company’s activities, processes and operations and the proposed activities, whether developed by the Company or by the Consultant (collectively, the “Confidential Information”). Confidential Information shall not include information which is in the public domain at the date of disclosure to the Consultant or which thereafter enters the public domain through no fault of the Consultant (but only after it enters the public domain).

The Consultant agrees that that they shall not, except with the prior written consent of the Company, or except if the Consultant is providing services on behalf of the Company solely for the benefit of the Company in connection with the Company’s business and in accordance with the Company’s business practices and policies, at any time during or following this contract for Services with the Company, directly or indirectly, disclose, divulge, reveal, report, publish, transfer or use for any purpose any of the information which has been obtained or disclosed to the Company as a result of this contract for Services with the Company, including any of the Confidential Information. Additionally, Confidential Information may be disclosed to the extent required or requested by governmental agency or by law, regulation or subpoena, or similar legal process, provided the Consultant delivers prior written notice to the Company.

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

14.	Company Property: The Consultant agrees that they shall give the Company full written details of all Inventions, works and of all works embodying Intellectual Property Rights made wholly or partially by the Consultant at any time during the course of this Agreement which relate to, or are reasonably capable of being used in, the business of the Company. The Consultant acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works shall automatically, on creation, vest in the Company absolutely. To the extent that they do not vest automatically, the Consultant will hold them in trust for the Company. The Consultant agrees to promptly execute all documents and do all acts as may, in the opinion of the Company, be necessary to give effect to this section.

The words “Intellectual Property Rights”, wherever used in this Agreement, mean patents, rights to inventions, copyright and related rights, trade marks, trade names and domain names, rights in get-up, rights in goodwill or to sue for passing off, rights in designs, rights in computer software, database rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world. The word “Invention”, wherever used in this Agreement, means inventions, ideas and improvements, whether or not patentable, and whether or not recorded in any medium.

Upon any termination of this Agreement, the Consultant shall at once deliver or cause to be delivered to the Company all books, documents, effects, money, securities or other property belonging to the Company or for which the Company is liable to others, and all copies of same, which are in the Consultant’s possession, charge, control or custody, including, without limitation, all Inventions, Confidential Information, samples and materials or goods bearing the name or trademarks of the Company.

15.	Non-Solicitation: To protect the legitimate interests of the Company, the Consultant agrees that they are subject to certain restrictions as to what the Consultant may do after the cessation of their engagement with the Company or upon termination of this Agreement, including what the Consultant may do in connection with clients/customers of the Company. The Consultant covenants and agrees with the Company that for a period of twelve (12) months after the date of cessation of engagement to provide Services or after the termination of this Agreement, the Consultant shall not:

(a)	solicit, encourage, or in any way influence any person employed by, or engaged to render services on behalf of the Company, to leave the Company or to engage in any activity contrary to or conflicting with the interests of the Company;

(b)	solicit, divert, appropriate or service, directly or indirectly, or assist or be connected with any person, firm, association or corporation soliciting, diverting, appropriating or servicing any of the clients/customers or prospective clients/customers with whom the Consultant dealt during their engagement to provide Services to the Company, with respect to services and products competitive with those of the Company and/or any persons or entities whose account with the Company generated revenues or performed services during the fiscal year immediately preceding the termination of this Agreement or cessation of the Consultant’s engagement to provide Services to the Company;

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

(c)	induce or hire or attempt to induce or hire any employees of the Company to leave their employment, whether for their benefit or the benefit of others; or

(d)	enter into, directly or indirectly, or on behalf of any other person, firm, association, corporation or other entity, any contractual relations with any clients/customers or prospective clients/customers, with whom the Consultant dealt or gained knowledge of during their engagement to provide Services to the Company, for the purpose of providing services similar to the services provided by the Company.

16.	Enforcement: The Consultant acknowledges and agrees that each and every one of the restrictions in this Agreement are reasonable, valid and necessary to protect the legitimate interests of the Company, that the Consultant will not do or perform any act or attempt to do any act whatsoever which will or would whether directly or indirectly breach any or all of the said restrictions and further agrees that all defenses to the strict enforcement thereof by the Company are hereby waived. In addition, the Consultant acknowledges that a breach by the Consultant of any of the provisions contained in this Agreement may cause the Company great and irreparable injury and damage which cannot be reasonably or adequately compensated in damages in any action in law, and the Consultant hereby expressly agrees that the Company shall be entitled to the remedies of injunction, specific performance and other equitable relief to prevent a breach or recurrence of a breach of this Agreement by the Consultant. The Consultant also hereby expressly agrees that the Company shall be entitled to its reasonable legal costs and expenses on a solicitor and client basis incurred in properly enforcing any provision or provisions of this Agreement. Nothing contained herein, however, shall be construed as a waiver of any of the rights that the Company may have for damages or otherwise.

17.	Termination: This Agreement may be terminated:

(a)	by the Company without cause upon the provision of twelve (12) months’ written notice to the Consultant or payment of twelve (12) months’ service fees in lieu of such notice;

(b)	by the Company without notice or payment in lieu thereof, for cause; or

(c)	by the Consultant upon the provision of ninety (90) days’ written notice to the Company.

In the event that this Agreement is terminated by the Company pursuant to Section 16(a), any options held by the Consultant, or by Philip Gross, for purchase of shares in the Company pursuant to any stock option or plan granted by the Company, shall immediately vest (if they have not already vested) and shall then be exercisable at any time, in whole or in part, for a period of one (1) year from the effective date of termination of this Agreement, in accordance with the terms and conditions of those stock options or plan.

In the event that this Agreement is terminated pursuant to Sections 16(b) or (c), any options held by the Consultant, or by Philip Gross, for purchase of shares in the Company pursuant to any stock option or plan granted by the Company, shall immediately expire.

Legal Address	www.SnowLakeLithium.com	Mailing Address
Snow Lake Resources Ltd.		Snow Lake Resources ltd.
242 Hargrave St #1700, Winnipeg, MB		PO Box 126
R3C 0V1		Simcoe Ont N3Y 4K8
Canada		Canada

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

18.	Status: It is expressly agreed, represented, and understood that the parties hereto have entered into an arm’s length independent contract for the rendering of the Services referred to herein and that neither the Consultant or Philip Gross are the employee, agent, or servant of the Company. Further, this Agreement shall not be deemed to constitute or create any partnership, joint venture, master – servant, employer – employee, principal – agent or any other relationship apart from an independent contractor/consultant and contractee relationship.

19.	Individual to be Provided: The Consultant agrees that only Philip Gross shall perform the required Services pursuant to this Agreement. The Consultant shall not substitute for Philip Gross, any other individual unless agreed upon in writing by the Company.

20.	Guarantee: Philip Gross covenants and agrees to be bound personally by and duly perform and observe all covenants, agreements, obligations, liabilities and provisos of the Consultant and that the liability hereunder of the Consultant shall be joint and several with them and that they shall not be released nor shall their liability be altered, affected, reduced or limited in any way by any variation, alteration, amendment or renewal of this Agreement, or any term or provision hereof, whether such variation, alteration, amendment or renewal was made with their consent or otherwise.

21.	Severability: In the event that any provision of this Agreement is found to be void, invalid, illegal or unenforceable by a court of competent jurisdiction, such finding will not affect any other provision of this Agreement which will continue to be in full force and effect.

22.	Waiver: The waiver by either party of any breach or violation of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach or violation.

23.	Modification: Any modification of this Agreement must be in writing and signed by both the Consultant and the Company or it shall have no effect and shall be void.

24.	Governing Law: This Agreement shall be governed by and construed in accordance with the law of the Province of Manitoba.

25.	Interpretation. The use or reference to the singular and the masculine shall be read and construed as plural or the feminine or neuter whenever the context so requires.

26.	Entire Agreement: This Agreement contains the final and entire understanding and agreement between the Consultant and the Company with respect to the terms and conditions of their contract for Services with the Company, and supersedes all prior undertakings or agreements (whether in writing or verbal). The Consultant and the Company both hereby release each other and forever discharge each other of and from all manner of actions, causes of action, claims and demands whatsoever under or in respect of any such prior representations or agreements.

27.	Independent Legal Advice: The Consultant acknowledges that they have read and understood this Agreement, and acknowledge that they have had the opportunity to obtain legal advice about it.

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada

Please review this Agreement carefully. If after reading it and considering the contents, the Consultant and Philip Gross are prepared to contract for Services with the Company, in accordance with the terms and conditions contained therein, please indicate acceptance by signing where indicated. The photocopy is for your files.

Yours truly,

/s/ Louie Simens

Snow Lake Resources Ltd.

We have read, understood and agree with the foregoing. We have had a reasonable opportunity to consider this letter and the matters set out therein. We agree to contract for Services with the Company on the terms and conditions set out in this letter.

TEMPLE GLOBAL ASSET MANAGEMENT LLC.

per:	/s/ Philip Gross
Name: Philip Gross

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Legal Address Snow Lake Resources Ltd. 242 Hargrave St #1700, Winnipeg, MB R3C 0V1 Canada	www.SnowLakeLithium.com	Mailing Address Snow Lake Resources ltd. PO Box 126 Simcoe Ont N3Y 4K8 Canada